SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)*

                         CONCURRENT COMPUTER CORPORATION
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         ------------------------------
                         (Title of Class of Securities)


                                    206710204
                                 --------------
                                 (CUSIP Number)


                                December 31, 1999
                      -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       Continued on the following page(s)
                               Page 1 of 12 pages

                                  SCHEDULE 13G

CUSIP No. 206710204                                           Page 2 of 12 Pages




1           Name of Reporting Person
            I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                 WHITE ROCK CAPITAL PARTNERS, L.P.

2           Check the Appropriate Box If a Member of a Group*
                                    a.  [ ]
                                    b.  [x]

3           SEC Use Only

4           Citizenship or Place of Organization

                  TEXAS

                                5           Sole Voting Power
    Number of                                     648,000
      Shares
   Beneficially                 6           Shared Voting Power
     Owned By                                        0
       Each
    Reporting                   7           Sole Dispositive Power
      Person                                         648,000
       With
                                8           Shared Dispositive Power
                                                     0


9           Aggregate Amount  Beneficially Owned by Each Reporting Person

                                648,000 /1/

10          Check  Box If the  Aggregate  Amount  in Row  (9)  Excludes  Certain
            Shares*
                                       [x]

11          Percent of Class Represented By Amount in Row (9)

                 1.25%

12          Type of Reporting Person*

                     PN; IV

/1/         Position as of January 31, 2000.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 206710204                                           Page 3 of 12 Pages




1           Name of Reporting Person
            I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                 WHITE ROCK CAPITAL MANAGEMENT, L.P.

2           Check the Appropriate Box If a Member of a Group*
                                    a.  [ ]
                                    b.  [x]

3           SEC Use Only

4           Citizenship or Place of Organization

                  TEXAS

                                5           Sole Voting Power
    Number of                                        0
      Shares
   Beneficially                 6           Shared Voting Power
     Owned By                                        3,095,600
       Each
    Reporting                   7           Sole Dispositive Power
      Person                                         0
       With
                                8           Shared Dispositive Power
                                                     3,095,600


9           Aggregate Amount  Beneficially Owned by Each Reporting Person

                                3,095,600 /1/

10          Check  Box If the  Aggregate  Amount  in Row  (9)  Excludes  Certain
            Shares*
                                       [ ]

11          Percent of Class Represented By Amount in Row (9)

                 5.96%

12          Type of Reporting Person*

                     PN; IA

/1/         Position as of January 31, 2000


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 206710204                                           Page 4 of 12 Pages




1           Name of Reporting Person
            I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                 WHITE ROCK CAPITAL, INC.

2           Check the Appropriate Box If a Member of a Group*
                                    a.  [ ]
                                    b.  [x]

3           SEC Use Only

4           Citizenship or Place of Organization

                  TEXAS

                                5           Sole Voting Power
    Number of                                        0
      Shares
   Beneficially                 6           Shared Voting Power
     Owned By                                        3,095,600
       Each
    Reporting                   7           Sole Dispositive Power
      Person                                         0
       With
                                8           Shared Dispositive Power
                                                     3,095,600

9           Aggregate Amount  Beneficially Owned by Each Reporting Person

                          3,095,600 /1/

10          Check  Box If the  Aggregate  Amount  in Row  (9)  Excludes  Certain
            Shares*
                                      [ ]

11          Percent of Class Represented By Amount in Row (9)

                 5.96%

12          Type of Reporting Person*

                     CO; IA

/1/         Position as of January 31, 2000.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 206710204                                           Page 5 of 12 Pages




1           Name of Reporting Person
            I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                 THOMAS U. BARTON

2           Check the Appropriate Box If a Member of a Group*
                                    a.  [ ]
                                    b.  [x]

3           SEC Use Only

4           Citizenship or Place of Organization

                  UNITED STATES

                                5           Sole Voting Power
    Number of                                        0
      Shares
   Beneficially                 6           Shared Voting Power
     Owned By                                        3,095,600
       Each
    Reporting                   7           Sole Dispositive Power
      Person                                         0
       With
                                8           Shared Dispositive Power
                                                     3,095,600

9           Aggregate Amount  Beneficially Owned by Each Reporting Person

                                3,095,600 /1/

10          Check  Box If the  Aggregate  Amount  in Row  (9)  Excludes  Certain
            Shares*
                                      [ ]

11          Percent of Class Represented By Amount in Row (9)

                 5.96%

12          Type of Reporting Person*

                     IA

/1/         Position as of January 31, 2000.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 206710204                                           Page 6 of 12 Pages




1           Name of Reporting Person
            I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                 JOSEPH U. BARTON

2           Check the Appropriate Box If a Member of a Group*
                                    a.  [ ]
                                    b.  [x]

3           SEC Use Only

4           Citizenship or Place of Organization

                  UNITED STATES

                                5           Sole Voting Power
    Number of                                        0
      Shares
   Beneficially                 6           Shared Voting Power
     Owned By                                        3,095,600
       Each
    Reporting                   7           Sole Dispositive Power
      Person                                         0
       With
                                8           Shared Dispositive Power
                                                     3,095,600

9           Aggregate Amount  Beneficially Owned by Each Reporting Person

                                               3,095,600 /1/

10          Check  Box If the  Aggregate  Amount  in Row  (9)  Excludes  Certain
            Shares*

                                       [ ]

11          Percent of Class Represented By Amount in Row (9)

                 5.96%

12          Type of Reporting Person*

                     IA

/1/         Position as of January 31, 2000.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 12 Pages




Item 1(a)         Name of Issuer:

                  Concurrent Computer Corporation (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  2101  West  Cypress  Creek  Road,  Fort   Lauderdale,   FL
                  33309-1892.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners");

                  (ii) White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management");

                  (iii) White Rock Capital, Inc., a Texas corporation ("White Rock, Inc.");

                  (iv)     Thomas U. Barton; and

                  (v)      Joseph U. Barton.

                  This Statement relates to Shares that were acquired by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"). This Statement also relates to Shares held for the account of White Rock Partners. The general partner of White Rock Partners is White Rock Capital Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of each of White Rock Partners, White Rock Management White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219

Item 2(c)         Citizenship:

                  (i)     White Rock Partners is a Texas limited partnership;

                  (ii)    White Rock Management is a Texas limited partnership;

                  (iii)   White Rock, Inc. is a Texas corporation;

                  (iv)    Thomas U. Barton is a United States citizen; and

                  (v)     Joseph U. Barton is a United States citizen.

                                                              Page 8 of 12 Pages


Item 2(d)         Title of Class of Securities:

                      Common Stock, $0.01 par value (the "Shares")

Item 2(e)         CUSIP Number:

                      206710204

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                      This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                   As of January 31, 2000 each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                   (i) Each of White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner of 3,095,600 Shares. This number consists of (1) 2,447,600 Shares held for the accounts of White Rock Clients and (2) 648,000 Shares held for the account of White Rock Partners.

                   (ii)    White  Rock   Partners   may  be  deemed  to  be  the
beneficial owner of the 648,000 Shares held for its account.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 5.96% of the total number of Shares outstanding.

                  (ii) The number of Shares of which White Rock Partners may be deemed to be the beneficial owner constitutes approximately 1.25% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

     White Rock Partners
     -------------------

     (i)   Sole power to vote or to direct the vote:                     648,000

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        648,000

     (iv)  Shared power to dispose or to direct the disposition of:            0

                                                              Page 9 of 12 Pages

     White Rock Management.
     ----------------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 3,095,600

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    3,095,600

     White Rock, Inc.
     ----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 3,095,600

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    3,095,600

     Thomas U. Barton
     ----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 3,095,600

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    3,095,600

     Joseph U. Barton
     ----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 3,095,600

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    3,095,600

Item 5.           Ownership of Five Percent or Less of a Class:

                               This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders or partners of each of the White Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                                                             Page 10 of 12 Pages

                  (ii) The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

                  White Rock Partners expressly disclaims beneficial ownership of any Shares held for the accounts of the White Rock Clients.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                               This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                               This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                               This Item 9 is not applicable.

Item 10.          Certification:

                   By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 11 of 12 Pages



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2000             WHITE ROCK CAPITAL PARTNERS, L.P.

                                    By:   White Rock Capital Management, L.P.
                                          Its General Partner

                                          By:    White Rock Capital, Inc.
                                                 Its General Partner

                                                 By:   /S/ PAULA STOREY
                                                       -------------------------
                                                       Paula Storey
                                                       Attorney-in-Fact

Date:  February 7, 2000             WHITE ROCK CAPITAL MANAGEMENT, L.P.

                                    By:   White Rock Capital, Inc.
                                          Its General Partner

                                                 By:   /S/ PAULA STOREY
                                                       -------------------------
                                                       Paula Storey
                                                       Attorney-in-Fact

Date:  February 7, 2000             WHITE ROCK CAPITAL, INC.

                                    By:   /S/ PAULA STOREY
                                          ----------------------------
                                          Paula Storey
                                          Attorney-in-Fact

Date:  February 7, 2000             THOMAS U. BARTON

                                    By:   /S/ PAULA STOREY
                                          ----------------------------
                                          Paula Storey
                                          Attorney-in-Fact

                                                             Page 12 of 12 Pages

Date:  February 7, 2000             JOSEPH U. BARTON


                                    By:   /S/ PAULA STOREY
                                          ----------------------------
                                          Paula Storey
                                          Attorney-in-Fact